Exhibit 99.1

1.	Pursuant to the 2018 SPA (as defined in note 10), each share of Series A convertible preferred stock (“Preferred Stock”) automatically converted into 0.8 shares of common stock (as adjusted to reflect the reverse stock split described below) upon the filing with the Secretary of State of the State of Nevada of a Certificate of Amendment to Articles of Incorporation (the “Amendment”) of BioVie Inc. (the “Issuer”) on August 13, 2018 that increased the number of authorized shares of common stock to 800,000,000.
2.	Adjusted to reflect the 125-for-1 reverse stock split effectuated by the Issuer on November 22, 2019 (the “Reverse Stock Split”).
3.	Acuitas Group Holdings, LLC (“Acuitas”), is an entity beneficially owned and controlled by Terren S. Peizer.
4.	The Issuer granted 1,600 shares of common stock to the reporting person as compensation for his service on the Issuer’s board of directors.
5.	Pursuant to a letter agreement with the Issuer dated June 24, 2019, Acuitas agreed to modify its existing rights under the 2018 SPA and agreed to immediately exchange the 2018 Warrants such that it effectively exercised its warrant in full pursuant to a cashless exercise thereof at an assumed then-current market price of $45 per share (adjusted to reflect the Reverse Stock Split) and, as a result, received an aggregate of 95% of the shares covered thereby.
6.	On September 24, 2019, the Issuer entered into a Securities Purchase Agreement (the “2019 Purchase Agreement”) with Acuitas pursuant to which (i) Acuitas agreed to purchase a 10% OID Convertible Delayed Draw Debenture due September 24, 2020 (the “Debenture”) for an aggregate commitment amount of up to $2.0 million, and (ii) the Issuer issued 1,125,000 shares (the “Commitment Shares”) of the Issuer’s common stock and warrants (the “Commitment Warrants”) to purchase an equal number of shares, each subject to the terms and conditions set forth in the 2019 Purchase Agreement. The Debenture is convertible to shares of Common Stock at a conversion price equal to the lower of $4 per share (adjusted to reflect the Reverse Stock Split) and 80% of the offering price to the public in the Issuer’s public offering of shares of common stock as described in its Registration Statement on Form S-1 (File No. 333-231136) (the “Uplisting Offering”). Upon entering into the 2019 Purchase Agreement, the Issuer drew an initial $500,000 under the Debenture and in accordance with the 2019 Purchase Agreement, Acuitas received an additional 125,000 warrants (the “Bridge Warrants”) having the same terms as the Commitment Warrants. Subsequent to the initial $500,000 draw on September 24, 2019, the Issuer received additional draws under the Debenture; accordingly, on July 13, 2020, the Issuer issued additional Bridge Warrants to purchase (i) 203,250 shares of common stock and (ii) 96,500 shares of common stock to Acuitas under the terms of the Debenture. Pursuant to an amendment to the 2019 Purchase Agreement dated October 9, 2019, Acuitas agreed to modify its existing rights under the 2019 Purchase Agreement so that (i) the Commitment Warrants (and related warrants issued upon the first draw under the Debenture) were replaced with warrants having similar terms, but which are automatically exercised upon the closing of the Uplisting Offering at an exercise price equal to the par value of the common stock; (ii) Acuitas’ existing rights under the 2018 SPA were further amended so that the number of Subsequent Sale Shares would be multiplied by four (in lieu of the changes to the 2018 SPA originally provided for in the 2019 Purchase Agreement); and (iii) should the underwriters in the Uplisting Offering exercise their option to purchase additional securities during the 45 days following closing and the issuance of such securities would result in Acuitas’ beneficial ownership (on a fully diluted basis) of shares of common stock being below 60%, Acuitas will be issued a number of additional shares of common stock and warrants having the same terms as the Commitment Warrants to result in its beneficial ownership (on a fully diluted basis) of shares of common stock equaling 60% have been modified such that, upon the exercise of such option by the underwriters, the Issuer will issue to Acuitas a number of securities that will result in Acuitas’ fully diluted beneficial ownership after the exercise of such option being the same as prior thereto. On July 14, 2020, the Issuer, entered into a further extension of its letter agreements dated April 8, 2020, that furthered extended its letter agreement dated February 10, 2020 with Acuitas regarding Acuitas’ previous agreement to modify its existing rights under the 2018 SPA, which among other things, provided that Acuitas’s commitment to purchase such additional securities would remain effective until October 31, 2020, and accordingly Acuitas would be entitled to receive an aggregate of 5,359,832 shares of Common Stock at the closing of the Uplisting Offering. In addition, the parties agreed that certain draws under the Issuer’s current bridge financing with Acuitas were to be made based with respect to the Issuer’s ongoing capital requirements and current market conditions, notwithstanding certain scheduled availability dates set forth in the Debenture. The letter agreement of July 14, 2020 also confirmed the understanding between the Issuer and Acuitas regarding certain amounts funded to Issuer that were intended as “partial draws” of credit available under the Debenture which, as of the date hereof aggregated $813,000 in aggregate principal amount in addition to amounts initially funded under the Debenture. Accordingly, such “partial draws” accrue additional principal as amounts otherwise funded pursuant to the original schedule of draws included in the Debenture (as modified by the letter agreement between the Issuer and Acuitas dated April 1, 2020 regarding the capitalization of interest otherwise payable) and shall entitle Acuitas to receive a pro rata amount of Bridge Warrants.
7.	The Issuer paid $13,487 of accrued interest on the Debenture through the issuance of 4,422 shares of the Issuer’s common stock to Acuitas.
8.	In connection with the closing of the Uplisting Offering on September 22, 2020, the Issuer issued an aggregate of 6,909,582 shares of common stock to Acuitas, representing (i) 5,359,832 shares issuable pursuant to Acuitas’ rights under the 2018 SPA, as amended on June 24, 2019, October 9, 2019 and July 14, 2020; and (ii) the automatic exercise of warrants to purchase 1,549,750 shares of common stock pursuant to the 2019 Purchase Agreement. Pursuant to Section 2.5 of the warrants issued in connection with the Debenture, to the extent any portion of such warrants remain unexercised upon the closing of the Uplisting Offering, such warrants will be exercised automatically in whole on such closing date through the exercise of such warrants with an exercise price equal to the par value per share of common stock.
9.	The Issuer issued these shares to NeurMedix, Inc. (“NeurMedix”) in partial consideration for the acquisition of certain assets from NeurMedix and the assumption of certain liabilities of NeurMedix pursuant to the Asset Purchase Agreement, dated April 27, 2021, by and among the Issuer, NeurMedix, Inc. and Acuitas. In connection with the closing, NeurMedix assigned the rights to receive such shares to Acuitas.
10.	On July 3, 2018, the Issuer entered into a securities purchase agreement (the “2018 SPA”) with Acuitas and certain other purchasers identified in the 2018 SPA (together with Acuitas, the “Purchasers”) pursuant to which (i) the Purchasers agreed to purchase an aggregate of 2,133,332 shares of Preferred Stock at a price per share of $1.50 per share of Preferred Stock (the “Initial Sale”) and (ii) the Issuer issued associated warrants (the “2018 Warrants”) to purchase 213,333,200 shares of Issuer’s common stock (or 1,706,665 on a post Reverse Stock Split basis), each subject to the terms and conditions set forth in the 2018 SPA, for an aggregate consideration of $3.2 million. Acuitas also received an additional 833,333 2018 Warrants (or 6,666 on a post Reverse Stock Split basis) in connection with the payoff of a note issued by the Issuer in favor of Acuitas. The Initial Sale and issuance of the 2018 Warrants occurred on July 3, 2018. In addition, Acuitas received an option to purchase up to an additional 200,000,000 shares of common stock (or 1,600,000 on a post Reverse Stock Split basis) at a price per share of $0.015 (or $1.875 on a post Reverse Stock Split basis), and associated warrants on the same terms as the 2018 Warrants, within two weeks following the one year anniversary of the closing of the Initial Sale (the “Subsequent Sale”) in the event that the Issuer had not obtained $3,000,000 of funding through various non-dilutive grants prior to the one year anniversary of the closing of the Initial Sale. The Preferred Stock is convertible at any time, at the holder’s election, and has no expiration date. Each share of Preferred Stock preferred stock is convertible into 0.8 shares of Class A common stock of the Issuer (adjusted to reflect the Reverse Stock Split).
11.	Exercisable at the lower of $4 (adjusted to reflect the Reverse Stock Split) or 80% of the offering price to the public in the Uplisting Offering.
12.	On September 22, 2020, the Issuer paid approximately $1.8 million to Acuitas satisfy all amounts owed on the Debenture due September 24, 2020.